UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Confirmation of Board Appointment, dated 21 February 2019

21 February 2019

Micro Focus International plc
Confirmation of Board Appointment

Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the international software product group, announces that further to the announcement made on 5th November 2018, Brian McArthur-Muscroft has today joined the Board as Chief Financial Officer, replacing Chris Kennedy who has left the Board and the Group with effect from today.

Brian McArthur-Muscroft has held a variety of senior management positions, including the role of Chief Financial Officer at TeleCity Group plc and most recently as Chief Financial Officer of Paysafe Group plc. He is Senior Independent Director at Robert Walters plc and has been Chair of the Audit Committee since 2013. There are no further disclosures required in respect of Brian McArthur-Muscroft's appointment under paragraph 9.6.13 of the Listing Rules of the Financial Conduct Authority.

Enquiries:

Micro Focus                                                        Tel: +44 (0)1635 32646
Kevin Loosemore, Executive Chairman
Stephen Murdoch, CEO
Brian McArthur-Muscroft, CFO
Tim Brill, IR Director

Powerscourt                                                      Tel: +44 (0)20 7250 1446
Elly Williamson
Celine MacDougall

Notes to Editors:

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 21 February 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer